Mail Stop 4561
      June 30, 2005

James R. Arnold, Jr.
Chief Financial Officer
ScanSoft, Inc.
9 Centennial Drive
Peabody, MA 01960


      Re:	ScanSoft, Inc.
		Registration Statement on Form S-4
      Filed June 3, 2005
		File No. 333-125496

		Form 10-KT filed January 6, 2005
		Form 10-Q filed February 9, 2005
		Form 10-Q filed May 10, 2005
      File no. 0-27038

		Nuance Communications, Inc.
		Form 10-K filed March 16, 2005
		Form 10-Q filed May 10, 2005
		File No. 0-30203


Dear Mr. Arnold:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
ScanSoft Form 10-KT

Item 9A. Controls and Procedures, page 89
1. We note that the last sentence of the first paragraph of this section includes a "no assurances" disclaimer as to management`s conclusions about the effectiveness of your disclosure controls and procedures. Please note that if you include this type of language, you should expressly indicate that management concluded that the company`s controls and procedures were effective "at the reasonable assurance level." Accordingly, please confirm that management`s effectiveness determination was made at the reasonable assurance level. This comment also applies to the Forms 10-Q for the periods ended December 31, 2004 and March 31, 2005, as well as to the Form 10-K filed by Nuance for the year ended December 31, 2004 and its Form 10-Q for the quarter ended March 31, 2005. See Section II.F.4 of SEC Release 33-8238.
2. Additionally, we note your indication that there was no change in your internal control over financial reporting that occurred during the period covered by the report, "except as discussed below." Please be advised that if you include disclosure regarding changes that occurred during a fiscal quarter, you should specifically state that there were changes in your internal control over financial reporting. Furthermore, instead of referring to changes that occurred "during the period covered by the report," ensure that future filings, especially those covering more than one quarter, disclose whether any changes occurred during the last fiscal quarter.


Scansoft Form 10-Q for the Quarter Ended December 31, 2004
3. We note that while your management determined that your disclosure controls and procedures were effective, your disclosure in this section also indicates that you made a late filing of a Form 8-K. As a follow-up to comment 1 above, please confirm that this additional disclosure regarding the untimely filing of the 8-K was not intended to qualify management`s effectiveness determination and that management`s effectiveness determination was made at the reasonable assurance level.

*		*		*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.



      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





Closing

      Please contact Hugh Fuller at (202) 551-3853 with any other questions. If you need further assistance, you may contact Sara
Kalin at (202) 551-3454, or me at (202) 551-3730.

      					Sincerely,



      					Barbara C. Jacobs
      Assistant Director

cc:	Adam Dinow
	Wilson Sonsini Goodrich & Rosati
	FAX no. (212) 999-5899